[Chapman and Cutler LLP Letterhead]

March 18, 2025

VIA EDGAR CORRESPONDENCE

Ken Ellington
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SOX Review for Amplify ETFs Trust
(File number 811-23108)

Dear Mr. Ellington:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding the funds included within the Amplify ETFs Trust (the “Trust”) listed in Exhibit A attached hereto (each, a “Fund” and collectively, the “Funds”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Funds’ Annual Report for the fiscal year ended September 30, 2024 (the “Annual Report”) as filed on Form N-CSR/A with the Staff on January 6, 2025.

Comment 1 – Amplify CWP Growth & Income ETF

The Staff notes the Amplify CWP Growth & Income ETF had a significant percentage of its net assets invested in the information technology sector at year-end (40.3% of net assets as of September 30, 2024). However, the most recent prospectus doesn’t include sector risk disclosure specific to the information technology sector. Sector risks should be included in the prospectus if the Fund has a significant amount of its net assets invested in a single sector. If the Fund consistently focuses in a particular sector (e.g. a period of three or more years), please explain why the risks investing in that sector are not disclosed in the summary prospectus.

Response to Comment 1

The registration statement for the Amplify CWP Growth & Income ETF dated January 28, 2025 has been revised to include a risk with respect to the information technology sector.

Comment 2 – Amplify Alternative Harvest ETF

The Staff notes that the Amplify Alternative Harvest ETF has greater than 10% of its net assets invested in REITs at year-end. However, the most recent prospectus does not appear to include a discussion of REITs in the “Principal Investment Strategies” section or in the “Principal Risks” section. Please explain why investing in REITs has not been included as a principal strategy of the Fund and whether the disclosures in the prospectus are appropriate given the significance of REITs in the portfolio.

Response to Comment 2

The registration statement for the Amplify Alternative Harvest ETF dated January 28, 2025 has been revised to include disclosure with respect to the Fund’s investments in REITs.

Comment 3 – Form N-CSR/A

Please add disclosure to the “Notes to the Financial Statements” section stating that the distributions received by REITs may be classified as dividends, capital gains and/or return to capital.

Response to Comment 3

In future Annual Report filings, the Fund will add disclosure to the “Notes to the Financial Statements” section stating that the distributions received by REITs may be classified as dividends, capital gains and/or return to capital.

Comment 4 – Amplify High Income ETF

The Amplify High Income ETF appears to be a “fund of funds.” Please include a general description of the fund structure in the “Notes to the Financial Statements.” Please see ASC 946-235-50-5.

Response to Comment 4

In future Annual Report filings, the Fund will include a general description of the fund structure in the “Notes to the Financial Statements.”

Comment 5 – General

For all Funds that invest significantly in other investment companies, please add a footnote to the respective “Financial Highlights” sections stating that ratios of expenses and income do not reflect the proportionate share of expenses and income of the underlying funds in which the fund invests. Please see ASC 946-205-50-16.

Response to Comment 5

In future Annual Report filings, for all Funds that invest significantly in other investment companies, such Funds will add a footnote to the respective “Financial Highlights” sections stating that ratios of expenses and income do not reflect the proportionate share of expenses and income of the underlying funds in which the Fund invests.

Comment 6 – Amplify Seymour Cannabis ETF

Please update the recoupment language in the “Notes to the Financial Statements” section to match the disclosures in the prospectus for the Amplify Seymour Cannabis ETF. The prospectus states that, “The Fund may only make such repayment to the Adviser if, after the recoupment payment has been taken into account, it does not cause the Fund’s expense ratio to exceed either the expense cap in place at the time the expenses were waived or the Fund’s current expense cap.” Please ensure the recoupment language is consistent throughout all the disclosure documents for this Fund.

Response to Comment 6

For future Annual Report filings, the Amplify Seymour Cannabis ETF will ensure the recoupment language is consistent with other disclosure documents for this Fund.

Comment 7 – Amplify CWP International Enhanced Dividend Income ETF

The Amplify CWP International Enhanced Dividend Income ETF has been identified in the Annual Report as a non-diversified fund. However, it appears that the Fund is operating as a diversified fund. If the Fund has been operating as a diversified fund for more than three years, please confirm that the Fund will receive shareholder approval prior to changing the status back to non-diversified. Please see the Investment Company Act Section 13(a)(1) and Rule 13a-1 thereunder.

Response to Comment 7

The Registrant notes that Amplify CWP International Enhanced Dividend Income ETF is a non-diversified fund and has not been in existence for three years. Should the Fund operate as a diversified fund for more than three years, the Registrant confirms the Fund would receive shareholder approval prior to changing the status back to non-diversified.

Comment 8 – Form N-CEN

Item C-6-b of the Form N-CEN filed on December 11, 2024 disclosed that the Amplify Cash Flow Dividend Leaders ETF had securities on loan but the Staff notes that no net income from securities lending is reported in the “Statement of Operations” section for this Fund. Please explain.

Response to Comment 8

The Registrant participates in a securities lending program. However, due to a lack of interest in loaning and borrowing the securities held in the Amplify Cash Flow Dividend Leaders ETF, this Fund did not generate a significant amount of securities lending income beyond a $0.57 gain in April 2024.

Comment 9 – Form N-CSR/A

The Form N-CSR/A filed on January 6, 2025 did not include an explanatory note. Please supplementally provide the reason for the amended filing and ensure that all future amended N-CSR filings include an explanatory note.

Response to Comment 9

The N-CSR/A was filed to reflect the proper broad-based benchmark index for the Amplify Samsung SOFR ETF in light of the new tailored shareholder report requirements. The Registrant confirms that all future amended N-CSR filings will include an explanatory note.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

File #	Registrant Name	FYE Reviewed
811-23108	Amplify AI Powered Equity ETF	9/30/2024
811-23108	Amplify Alternative Harvest ETF	9/30/2024
811-23108	Amplify BlackSwan Growth & Treasury Core ETF	9/30/2024
811-23108	Amplify BlackSwan ISWN ETF	9/30/2024
811-23108	Amplify BlackSwan Tech & Treasury ETF	9/30/2024
811-23108	Amplify BlueStar Israel Technology ETF	9/30/2024
811-23108	Amplify Cash Flow Dividend Leaders ETF	9/30/2024
811-23108	Amplify Cash Flow High Income ETF	9/30/2024
811-23108	Amplify CWP Enhanced Dividend Income ETF	9/30/2024
811-23108	Amplify CWP Growth & Income ETF	9/30/2024
811-23108	Amplify CWP International Enhanced Dividend Income ETF	9/30/2024
811-23108	Amplify Cybersecurity ETF	9/30/2024
811-23108	Amplify Etho Climate Leadership U.S. ETF	9/30/2024
811-23108	Amplify Global Cloud Technology ETF	9/30/2024
811-23108	Amplify High Income ETF	9/30/2024
811-23108	Amplify Junior Silver Miners ETF	9/30/2024
811-23108	Amplify Lithium & Battery Technology ETF	9/30/2024
811-23108	Amplify Mobile Payments ETF	9/30/2024
811-23108	Amplify Natural Resources Dividend Income ETF	9/30/2024
811-23108	Amplify Online Retail ETF	9/30/2024
811-23108	Amplify Samsung SOFR ETF	9/30/2024
811-23108	Amplify Seymour Cannabis ETF	9/30/2024
811-23108	Amplify Thematic All-Stars ETF	9/30/2024
811-23108	Amplify Transformational Data Sharing ETF	9/30/2024
811-23108	Amplify Travel Tech ETF	9/30/2024
811-23108	Amplify U.S. Alternative Harvest ETF	9/30/2024
811-23108	Amplify Video Game Tech ETF	9/30/2024
811-23108	Amplify Weight Loss Drug & Treatment ETF	9/30/2024

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